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                              T A X   O P I N I O N
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                             PRELIMINARY & TENTATIVE


DATE:     October 22, 1996

TO: Board of Directors of the U.S. Government Money Market Fund and HVA Money Market Fund

FROM:     William B. Malchodi
          Vice President & Director of Taxes

RE: TAXATION OF THE MERGER OF U.S. GOVERNMENT MONEY MARKET FUND & HVA MONEY MARKET FUND


You have requested my opinion on certain Federal income tax consequences of the Agreement and Plan of Reorganization (the "Agreement") between U.S. Government Money Market Fund ("US") with and into HVA Money Market Fund ("HVA"). I have not considered any non-income tax, or state, local or foreign income tax consequences, and therefore, do not express an opinion regarding the treatment that would be given the transaction by the applicable authorities on any non-income tax or any state, local or foreign tax issue. I also express no opinion on non-tax issues, such as corporate law or securities law matters. I express no opinion other than that as stated immediately above, and neither this opinion nor any prior statements are intended to imply or to be an opinion on any other matters.

In rendering my opinion, I have relied upon the information contained in the Agreement between US and HVA dated _______________, and certain representations made by authorized representatives of US and HVA. I have not independently audited or otherwise verified any of these facts or assumptions.

The Board of Directors has determined, for valid business purposes, that it would be beneficial to HVA, US and the shareholders, for US to merge into HVA. Accordingly, US and HVA have entered into the Agreement, pursuant to which, HVA will acquire all of the assets and liabilities of US, solely in exchange for HVA voting common stock. Following this exchange, US will distribute HVA voting common stock to its shareholders in final liquidation of US.

In my opinion, the transaction should under current law constitute a tax-free reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986 as amended (the "Code") and HVA and US will each be a party to the reorganization within the meaning of Section 368(b) of the Code. No ruling has been sought from the Internal Revenue Service as to the federal income tax
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consequences of the merger, and the opinion of counsel set forth below is not binding on the Internal Revenue Service or any court.

As a tax-free reorganization, the transaction should have the following federal income tax consequences for shareholders, US and HVA:

     1. No gain or loss will be recognized by holders of US common stock as a result of the exchange of such shares for shares of HVA common stock .


     2. The tax basis of the shares of HVA common stock received by each shareholder of US will equal the tax basis of such shareholder's shares of US common stock.

     3. The holding period for the shares of HVA common stock received by each shareholder of US will include the holding period for the shares of US common stock of such shareholder .

     4.   Neither HVA nor US will recognize gain or loss .

The opinion expressed herein is not binding on the IRS and there can be no assurance that the IRS will not take a position contrary to the opinion expressed herein. My opinion is rendered as of ______________________, 1997 and I have no responsibility to update this opinion for events, transactions, circumstances or changes in any of the facts, assumptions or representations occurring after this date. This opinion is solely for the benefit of US, HVA and their respective shareholders and is not intended to be relied upon by anyone other than those parties specified.



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William B. Malchodi
Vice President & Director or Taxes



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